Exhibit 99.3

China Ceramics Announces Second Half and Full Year Financial Results for Fiscal 2017

JINJIANG, China, April 30, 2018 /PRNewswire/ -- China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) ("China Ceramics" or the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced its financial results for the second half and fiscal year ended December 31, 2017.

Operating results were affected by the following significant items:

•	In fiscal 2017, there were two separate price increases of the Company's products by 10% each in April and July, respectively. This followed a 20% reduction in the prices of our slow-moving products beginning on October 1, 2016, that was instituted in an effort to convert some of our inventory into cash

•	Asset write-down attributable to the impairment of fixed assets was RMB 36.7 million (US$ 5.5 million) for the six months ended December 31, 2017 as compared to RMB 230.4 million (US$ 34.1 million) attributable to the impairment of fixed assets for the same period of 2016

•	Provision for bad debt was RMB 71.6 million (US$ 10.8 million) for the six months ended December 31, 2017 as compared to RMB 23.9 million (US$ 3.5 million) for the same period of 2016

Second Half 2017 Summary

•	Revenue was RMB 485.3 million (US$ 73.2 million) for the six months ended December 31, 2017, as compared to RMB 453.1 million(US$ 66.4 million) for the same period of 2016.

•	Gross profit was RMB 57.8 million (US$ 8.7 million) for the six months ended December 31, 2017, as compared to a gross loss of RMB 80.3 million (US$ 12.1 million) for the same period of 2016.

•	Net loss was RMB 82.2 million (US$ 12.4 million) for the six months ended December 31, 2017, as compared to a net loss of RMB 351.3 million (US$ 51.6 million) for the same period of 2016.

•	Loss per share on a basic and fully diluted basis were RMB 24.29 (US$ 3.66) for the six months ended December 31, 2017, as compared to loss per share on a basic and fully diluted earnings per share of RMB 127.47 (US$ 18.99) for the same period of 2016.

•	Loss from asset devaluation resulting from an impairment of fixed assets including land use rights was RMB 36.7 million (US$ 5.5 million) for the six months ended December 31, 2017, as compared to an impairment of fixed assets of RMB 230.4 million (US$ 34.3 million) for the same period of 2016.

•	Adjusted EBITDA (earnings (loss) before interest, taxes, depreciation and amortization) was RMB 51.6 million (US$ 7.8 million) for the six months ended December 31, 2017, adjusted for the write-off of fixed assets, land use rights and bad debt expense, as compared to RMB 5.2 million (US$ 0.7 million), adjusted for the write-off of fixed assets and slow-moving inventory for the same period of 2016.

Fiscal Year 2017 Summary

•	Revenue was RMB 821.8 million (US$ 121.7 million), as compared to RMB 793.7 million (US$ 118.3 million) for fiscal year 2016.

•	Gross profit was RMB 50.4 million (US$ 7.5 million), as compared to a gross loss of RMB 30.1 million (US$ 4.5 million) for fiscal year 2016.

•	Net loss was RMB 88.0 million (US$ 13.0 million), as compared to a net loss of RMB 321.8 million (US$ 48.0 million) for fiscal year 2016.

•	Loss per share on a basic and fully diluted basis were RMB 26.36 (US$ 3.90), as compared to basic and fully diluted earnings per share of RMB 116.51 (US$ 17.36) for fiscal year 2016.

•	Loss from asset devaluation resulting from an impairment of fixed assets including land use rights was RMB 36.7 million (US$ 5.5 million) for fiscal 2017, as compared to an impairment of fixed assets of RMB 230.4 million (US$ 34.3 million) for fiscal 2016.

•	Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 42.9 million (US$ 6.4 million), adjusted for the write-off of fixed assets, land use rights and bad debt expense, as compared to RMB 56.4 million (US$ 8.4 million), adjusted for the write-off of fixed assets and slow-moving inventory for fiscal year 2016.

"During the second half of 2017, we experienced slightly improved market conditions as compared to the same period of 2016, as we aggressively marketed our products utilizing a targeted strategic approach. We were able to improve our pricing power due to the popularity of our flagship porcelain ceramic tiles abetted by our strong market presence.  Our revenue rose 7.1% for the second half of 2017 from the year-ago period primarily due to an 8.5% rise in our average selling price.  In addition, our cash flow was reasonably strong after adjusting for asset write-offs during the year," said Mr. Jiadong Huang, Chief Executive Officer of China Ceramics.

"For fiscal year 2017, we utilized production facilities capable of producing 31 million square meters of ceramic tiles per year. Consistent with our practices in past quarters, we maintained a reduced utilization of existing plant capacity based on the current market environment to keep our operating costs low. We intend to bring additional capacity online as the business environment improves."

"For the remainder 2018, we are cautiously optimistic about an improved business environment due to new land sales and continued development activity as well as the government initiative to build rental homes as a means of balancing China's urban residential dynamics. In the long-term, we believe that real estate will continue to be vital to China's economy and essential for domestic growth.  We plan to target those cities in China that offer potential for new property development and will continue to forge strong relationships with larger property developers," concluded Mr. Huang.

Six Month Results Ended December 31, 2017

Revenue for the six months ended December 31, 2017 was RMB 485.3 million (US$ 72.7 million), as compared to RMB 453.1 million (US$ 67.1 million) for the same period of 2016. The 7.1% year-to-year increase in revenue was due to (i) the 8.5% increase in our average selling price to RMB 27.2 (US$ 4.0) for the second six months of 2017 from RMB 25.1 (US $3.8) for the same period of 2016, which was partially offset by (ii) the 1.2% decrease in the sales volume of ceramic tiles 17.9 million square meters for the six months ended December 31, 2017 as compared to 18.1 million square meters for the same period of 2016.

Gross profit for the six months ended December 31, 2017 was RMB 57.8 million (US$ 8.7 million), as compared to a gross loss of RMB 80.3 million (US$ 11.9 million) for the same period of 2016. The gross profit margin was 11.9% as compared to a 17.7% gross loss margin for the same period of 2016, where the latter period's gross loss margin was due to (i) a significant decrease in the average selling price due to price cuts to spur sales of slow-moving inventory, and (ii) a RMB 59.4 million (US$ 8.9 million) write-off of inventory.

Other income for the six months ended December 31, 2017 was RMB 7.3 million ($1.1 million), as compared to RMB 7.0 million ($1.0 million) for the same period of 2016. Other income is primarily comprised of rental income that the Company received by leasing out one of its production lines from its Hengdali facility pursuant to an eight-year lease contract.

Selling expenses for the six months ended December 31, 2017 were RMB 6.1 million (US$ 0.9 million), as compared to RMB 5.8 million (US$ 0.8 million) for the same period of 2016. The decrease in selling expense was mainly due to a decrease in adverting and travel expenses.

Administrative expenses for the six months ended December 31, 2017 were RMB 79.8 million (US$ 12.0 million), as compared to RMB 35.0 million (US$ 5.2 million) the same period of fiscal 2016. The increase in administrative expenses was primarily due to the write-off of bad debt due to uncollectible debt associated with our vendors.

Loss from asset devaluation resulting from an impairment of non-current assets (fixed assets and land use rights) for the six months ended December 31, 2017 was RMB 36.7 million (US$ 5.5 million) as compared to RMB 230.4 million (US$ 34.3 million) for the same period of 2016. The loss from asset devaluation resulted from an impairment of non-current assets due to decelerating growth in China and an expected contraction in the demand for the Company's products.

Other expenses for the six months ended December 31, 2017 were RMB 3.6 million (US$ 0.5 million), as compared to RMB 6.9 million (US$ 1.0 million) for the same period of 2016.  The reduction in other expenses is attributable to a decreased loss on the disposal of fixed assets.

Net loss for the six months ended December 31, 2017 was RMB 82.2 million (US$ 12.4 million), as compared to a net loss of RMB 351.3 million (US$ 52.4 million) for the same period of 2016. The decrease in net loss was mainly due to increased gross profit and a lower loss from asset devaluation for the six months ended December 31, 2017 as compared to the same period of 2016.

Loss per basic share and fully diluted share for the six months ended December 31, 2017 were RMB 24.29 (US$ 3.66), as compared to loss per basic and fully diluted share of RMB 127.47 (US$ 18.99) for the same period of 2016.

Full Year 2017 Financial Results

Revenue for year ended December 31, 2017 was RMB 821.8 million (US$ 121.7 million), as compared to RMB 793.7 million (US$ 118.3 million) for the year ended December 31, 2016. Gross profit was RMB 50.4 million (US$ 7.5 million), as compared to gross loss of RMB 30.1 million (US$ 4.5 million) for the same period of 2016. The gross profit margin was a 6.1% as compared to a negative 3.8% gross loss margin for the for the same period of 2016. Other income was RMB 14.34 million (US$ 2.1 million), as compared to RMB 15.2 million (US$ 2.3 million) for the same period of 2016. Selling expenses were RMB 12.0 million (US$ 1.8 million), as compared to RMB 12.8 million (US$ 1.9 million) for the same period of 2016. Administrative expenses were RMB 88.8 million (US$ 13.2 million), as compared to RMB 46.7 million (US$ 7.0 million) for the same period of 2016. Loss from asset devaluation resulting from an impairment of non-current assets was RMB 36.7 million (US$ 5.4 million) as compared to RMB 230.4 million (US$ 34.3 million) for the same period of 2016. Other expenses were RMB 5.24 million (US$ 0.8 million), as compared to RMB 11.4 million (US$ 1.7 million) in the same period of 2016. Net loss for the twelve months ended December 31, 2017 was RMB 88.0 million (US$ 13.0 million), as compared to a net loss of RMB 321.8 million (US$ 48.0 million) for the same period of 2016. Loss per share on a basic and fully diluted basis were RMB 26.36 (US$ 3.90) for the fiscal year ended December 31, 2017, as compared to basic and fully diluted earnings per share of RMB 116.51 (US$ 17.36), in the same period of 2016 (as adjusted for the one for eight reverse stock split in June 2016.

Statements of Selected Financial Position Items for Fiscal Year End 2017

•	Cash and bank balances were RMB 2.3 million (US$ 0.4 million) as of December 31, 2017, compared with RMB 0.1 million (US$ 0.01 million) as of December 31, 2016.

•	Inventory turnover was 95 days as of December 31, 2017, as compared to 108 days as of December 31, 2016. We had a reversal of inventory impairment of RMB 2.73 million in 2017 as a result of an improved inventory turnover rate due to increased sales. Subsequent to the RMB 75.1 million of inventory that was impaired for the year ended December 31, 2016, we believe that the value of our current inventories is realizable.

•	Trade receivables turnover, net of value added tax, was 206 days as of December 31, 2017, as compared with 209 days as of December 31, 2016, a slight decrease. This high trade receivables turnover days was primarily due to a continued difficult economic environment which has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal.

•	Trade payables turnover, net of value added tax, was 32 days as of December 31, 2017 compared with 51 days as of December 31, 2016. The average turnover days was within the normal credit period of one to four months granted by our suppliers.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 3.6 million (US$ 0.5 million) for the six months ended December 31, 2017, as compared to cash used in operating activities of RMB 4.6 million (US$ 0.7 million) for the same period of 2016.

Cash flow used in investing activities was RMB 0.6 million (US$ 9,000) for the six months ended December 31, 2017, as compared to cash flow generated from investing activities of RMB  1.0 million (US$ 0.2 million) mainly due to the sale of fixed assets of RMB 1.07 million for the same period of 2016.

Cash flow generated from financing activities was RMB 5.6 million (US$ 0.8 million) for the six months ended December 31, 2017, compared to cash flow used in financing activities of RMB 1.0 million (US$ 0.2 million) primarily due to the repayment of short-term loans for the same period of 2016.

Plant Capacity and Capital Expenditures Update

For the fiscal year ended December 31, 2017, we utilized plant capacity capable of producing 31 million square meters of ceramic tiles annually out of a total effective annual production capacity of 66 million square meters.  Our Hengda facility now has an annual production capacity of 37 million square meters of ceramic tiles as a result of two old furnaces having been put out of use in the facility; the Company utilized production capacity capable of producing 9.6 million square meters of ceramic tiles for the six months ended December 31, 2017 and 18.2 million square meters of ceramic tiles for the entire fiscal year 2017. Our Hengdali facility has an annual production capacity of 29 million square meters (not including the leasing out of 10 million square meters of production capacity to a third party) and we utilized production capacity capable of producing 7.7 million square meters of ceramic tiles for the six months ended December 31, 2017 and 12.7 million square meters of ceramic tiles for the entire fiscal year 2017.  Our annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 66 million square meters of ceramic tiles due to an eight-year contract to lease out one of the production lines from our Hengdali facility that we entered into in March 2016. We will bring our unused production capacity online as customer demand dictates and when there are signs of improvement in China's real estate and construction sector.

We incurred RMB 5.6 million (US$ 0.9 million) in capital expenditure attributable to the purchase of manufacturing and production equipment (a kiln for RMB $4.9 million and a desulfurization tower for RMB 0.7 million) for the year ended December 31, 2017. We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, given the currently challenging market conditions we anticipate a low level of capital expenditures for 2018 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

In fiscal 2017, we increased the pricing of our ceramic tile products by 10% each in April and July, respectively.  This followed a 20% reduction in the prices of our slow-moving products beginning on October 1, 2016, that was instituted in an effort to convert some of our inventory into cash.  Our renewed pricing strength in fiscal 2017 was generally accepted by the marketplace as our fiscal 2017 sales volume increased 10.6% from fiscal 2016.

Looking ahead to the remainder of 2018, we expect conditions to slowly improve with a potential expansion in residential land supply, which will ultimately result in real estate development, especially in certain Tier 2 and Tier 3 cities.  In addition, the Chinese Government began a program to increase the development of rental homes, affordable housing and housing co-owned by individuals and the state to help stem real estate speculation. There have also been efforts to develop rural land into rental housing which could help to address housing shortages and stabilize price increases in Tier 1 and Tier 2 cities. These initiatives could lead to additional real estate development and help to offset inventory declines in certain regions. In addition, local governments have begun to go forward with construction projects which has resulted in property investment growth.  In the long-term, we believe that the real estate sector continues to be vital to sustaining China's strong economic growth since it is an important component of China's GDP.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into dealership agreements with customers, and a sales or purchase contract each time a customer places an order. As of December 31, 2017, our backlog was approximately RMB 70.7 million (US$ 10.8 million), which represents approximately the next two months of revenue.  This as compares to a backlog of approximately RMB 61.4 million (US$ 8.9 million) as of December 31, 2016, a year-over-year increase of 15.1%. Under normal circumstances, our backlog is an indicator of revenues that might be expected in the next quarter, though it is subject to change due to unforeseen business conditions and events including credit payment terms.

We operate as efficiently as possible, keeping our inventory levels manageable, and we manufacture ceramic tiles consistent with expected sales. We believe that our building materials sector continues to have excess production capacity and that consolidation will continue to occur.  Competitive pressures over the last three years has led to a contraction in our sector as many smaller firms who lack our advanced manufacturing capabilities, ability to conform to environmental standards and deep product platform have exited the space.

We view the growth of the real estate sector and our building materials sector as sustainable since China's urbanization, where the population continues to shift from rural to urban areas, serves as its foundation. In addition, urbanization is expected to lead to a more consumption-driven economy, a key objective of government policy. We have refocused our efforts to where we see active real estate development and where property developers use our products as part of their finished home products. We believe we have a competitive advantage in our sector due to our comprehensive product platform, customization capabilities, marketing expertise and strong reputation. Our goal for the year ahead is to continue to strategically penetrate regions with sound fundamentals and generate sustainable sales volume consistent with current real estate development trends.

Event Occurring After Fiscal Year 2017

On April 19, 2018, we sold an aggregate of 770,299 common shares to certain individual investors in a registered direct offering (the "Offering") at a price of US $1.56 per share, the closing price of the Company's common shares on the same date. The common shares were issued pursuant to the Company's previously filed and effective Registration Statement on Form F-3 that was declared effective October 15, 2015. The Company filed a prospectus supplement related to the Offering on April 19, 2018. The gross proceeds to the Company from the Offering, before deduction of offering expenses, were approximately US $1.2 million. The Offering closed on April 24, 2018. Proceeds from the Offering shall be used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

Conference Call Information

We will host a conference call at 8:00 am ET on Monday, April 30, 2018. Listeners may access the call by dialing +1 (866) 627-0859 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (409) 350-3687. The conference participant pass code is 5692928. A replay of the conference call will be available for 14 days starting from 11:00 am ET on April 30, 2018. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 5692928 for the replay.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdali" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi ("RMB"). Translations of amounts from RMB into United States dollars ("US$") in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.53. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on December 29, 2017. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on December 31, 2017 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2017 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

NON-GAAP FINANCIAL MEASURES

This press release contains financial measures and guidance which are considered "non-GAAP" financial measures under applicable SEC rules and regulations. As described below, the Company's management believes that in order to properly understand its short-term and long-term financial trends, including period over period comparisons of the Company's operations, investors may find it useful to exclude the effect of certain charges or gains that contribute to or reduce earnings but that result from transactions or events that management believes may or may not recur with similar materiality or impact to operations in future periods. The Company generally uses such measures to facilitate management's review of the operational performance of the Company. For more detail on these measures and reconciliation of such measure to the most comparable IFRS financial measures, please refer to page 12 of this release.

FINANCIAL TABLES

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2017		2016
	USD'000	RMB'000	RMB'000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	13,363	87,316	130,542
Investment property, net	764	4,994	6,791
Land use rights, net	668	4,364	5,920
Goodwill	-	-	-
Deferred tax assets	32	209	4,765
Long-term prepaid expense	-	-	1,494
Total noncurrent assets	14,827	96,883	149,512

CURRENT ASSETS
Inventories, net	29,334	191,667	212,742
Trade receivables, net	81,473	532,361	553,542
Other receivables and prepayments	329	2,152	8,854
Income tax refundable	4	27	6,521
Cash and bank balances	356	2,328	110
Total current assets	111,496	728,535	781,769

CURRENT LIABILITIES
Trade payables	9,348	61,084	84,257
Accrued liabilities and other payables	4,549	29,719	37,640
Amounts owned to related parties	5,512	36,017	35,626
Income tax payable	591	3,862	1,309
Total current liabilities	20,000	130,682	158,832

NET CURRENT ASSETS	91,496	597,853	622,937

NET ASSETS	106,323	694,736	772,449

EQUITY
Share capital	32	206	151
Reserves	106,291	694,530	772,298
Total stockholders' equity	106,323	694,736	772,449

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six months ended December 31,
	2017		2016
	USD'000	RMB'000	RMB'000

Net sales	73,128	485,342	453,116

Cost of goods sold	64,425	427,579	533,461

Gross profit (loss)	8,703	57,763	(80,345)

Other income	1,098	7,284	7,031
Selling and distribution expenses	(923)	(6,127)	(5,798)
Administrative expenses	(12,023)	(79,797)	(34,937)
Finance costs	1	4	651
Loss from asset devaluation	(5,528)	(36,683)	(230,359)
Other expenses	(546)	(3,624)	(6,943)

Loss before taxation	(9,218)	(61,180)	(350,700)

Income tax (expense) credit	(3,167)	(21,017)	(597)

Loss attributable to shareholders	(12,385)	(82,197)	(351,297)

Loss per share

Basic (RMB)	(3.66)	(24.29)	(127.47)
Diluted (RMB)	(3.66)	(24.29)	(127.47)

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Six months ended December 31,
	2016	2017
Sales volume (square meters)	18,090,713	17,862,005
Average Selling Price (in RMB/square meter)	25.05	27.17

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Years ended December 31,
	2017		2016
	USD'000	RMB'000	RMB'000

Net sales	121,715	821,792	793,745

Cost of goods sold	114,257	771,438	23,856

Gross profit (loss)	7,458	50,354	(30,111)

Other income	2,135	14,253	15,233
Selling and distribution expenses	(1,772)	(11,962)	(12,815)
Administrative expenses	(13,154)	(88,814)	(46,704)
Finance costs	(32)	(213)	(84)
Loss from asset devaluation	(5,433)	(36,683)	(230,359)
Other expenses	(797)	(5,220)	(11,381)

Loss before taxation	(11,595)	(78,285)	(316,221)

Income tax expense	(1,443)	(9,741)	(5,581)

Loss attributable to shareholders	(13.038)	(88,026)	(321,802)

Loss per share

Basic (RMB)	(3.90)	(26.36)	(116.51)
Diluted (RMB)	(3.90)	(26.36)	(116.51)

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Years ended December 31,
	2016	2017

Sales volume (square meters)	28,803,657	31,859,801
Average Selling Price (in RMB/square meter)	27.55	25.79

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended December 31,
	2017		2016
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(9,218)	(61,180)	(350,700)
Adjustments for
Amortization of land use rights	11	72	183
Depreciation of property, plant and equipment	1,081	7,173	22,191
(Gain) loss on disposal of property, plant and equipment	(4)	(27)	6,246
Bad debt provision of trade receivables	10,783	71,565	23,940
Write down of inventories	(412)	(2,733)	76,282
Impairment of non-current assets	5,527	36,683	230,359
Share based compensation	44	294	-
Finance costs	(33)	(219)	(2,577)
Interest expense (income)	31	206	(1,838)
Operating cash flows before working capital changes	7,810	51,834	7,762
Increase in inventories	951	6,308	(17,204)
Decrease (Increase) in trade receivables	(6,144)	(40,775)	49,279
Increase (Decrease) in other receivables, tax receivable and prepayments	1,935	12,845	4,166
Decrease in trade payable	(4,504)	(29,891)	(45,935)
Decrease (increase) in accrued liabilities, other payables and amounts owned to related parties	(593)	(3,939)	3,123
Cash generated from (used in) operations	(545)	(3,618)	1,191
Interest paid	-	-	702
Income tax paid	-	-	(6,462)

Net cash generated from (used in) operating activities	(545)	(3,618)	(4,569)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(9)	(62)	-
Proceeds from disposal of property, plant and equipment	-	-	1,000
Decrease (Increase) in restricted cash	-	-	-
Interest received	-	-	37

Net cash generated from (used in) investing activities	(9)	(62)	1,037

CASH FLOWS FROM FINANCING ACTIVITIES:
Insurance of share capital	841	5,581	(1,056)

Net cash generated from (used in) financing activities	841	5,581	(1,037)

NET INCREASE IN CASH & EQUIVALENTS	287	1,901	(2,465)
CASH & EQUIVALENTS, BEGINNING OF PERIOD	-	-	-
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	39	260	(738)

CASH & EQUIVALENTS, END OF YEAR	326	2,161	110

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2017		2016
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(11,595)	(78,285)	(316,221)
Adjustments for
Amortization of land use rights	21	143	369
Depreciation of property, plant and equipment	2,277	15,371	44,583
(Gain) loss on disposal of property, plant and equipment	(10)	(70)	6,246
Bad debt provision of trade receivables	10,599	71,565	23,940
Write down of inventories	(405)	(2,733)	75,078
Impairment of non-current assets	5,433	36,683	230,359
Share based compensation	44	294	-
Finance costs	-	-	-
Interest expense (income)	30	206	(1,791)
Foreign exchange loss	-	-	84
Operating cash flows before working capital changes	6,394	43,174	62,647
Increase in inventories	3,526	23,808	19,034
Decrease (Increase) in trade receivables	(7,462)	(50,384)	(67,578)
Increase (Decrease) in other receivables, tax receivable and prepayments	1,786	12,058	8,481
Decrease in trade payable	(3,432)	(23,173)	(26,010)
Decrease (increase) in accrued liabilities, other payables and amounts owned to related parties	(1,115)	(7,529)	7,641
Cash generated from (used in) operations	(303)	(2,046)	4,215
Interest paid	-	-	(84)
Income tax paid	-	-	(12,816)

Net cash generated from (used in) operating activities	(303)	(2,046)	(8,685)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(832)	(5,618)	-
Proceed from disposal of property, plant and equipment	10	70	1,000
Decrease (Increase) in restricted cash	-	-	41,672
Interest received	-	-	1,791

Net cash generated from (used in) investing activities	(822)	(5,548)	44,463

CASH FLOWS FROM FINANCING ACTIVITIES:
Insurance of share capital	1,413	9,537	6,185
Repayment of short-term loans	-	-	(40,076)

Net cash generated from (used in) financing activities	1,413	9,537	(33,891)

NET INCREASE IN CASH & EQUIVALENTS	288	1,943	1,887
CASH & EQUIVALENTS, BEGINNING OF YEAR	16	110	514
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	41	275	(2,291)

CASH & EQUIVALENTS, END OF YEAR	345	2,328	110

About Non-GAAP Financial Measures

In addition to China Ceramics' condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides certain non-IFRS financial measures (referred to as the "non-GAAP financial measures") for the second half and full fiscal years ending December 31, 2016 and December 31, 2017, respectively, from their comparable IFRS measures. Such non-GAAP financial measures are offered to supplement the Company's audited financial statements, this earnings release and the accompanying tables and include EBITDA and Adjusted EBITDA.

EBITDA is calculated as earnings before interest, tax, depreciation and amortization (EBITDA). Adjusted EBITDA is calculated as EBITDA less loss from asset devaluation, inventory write-down and bad debt expense. Both are measures of the Company's operating performance.

The Company uses these non-GAAP financial measures internally in analyzing its financial results and believes they are useful to investors in evaluating the Company's ongoing operational performance. In addition, the Company believes that these non-GAAP financial measures provide investors with other methods for assessing China Ceramics' operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for results under IFRS, or as being comparable to results reported or forecasted by other companies, and should refer to the unaudited reconciliation presented below. The Company has provided a reconciliation of these non-GAAP financial measures to the most directly comparable IFRS financial measure below as adjusted for the periods indicated.

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to EBITDA (1)

Six months ended December 31, 2017 and December 31, 2016

(all figures in 000's)

	2017		2016
	RMB	USD	RMB	USD
Net loss	(82,197)	(12,385)	(351,297)	(52,421)
Interest expense	4	1	(702)	(109)
Interest income	(32)	(5)	(37)	3
Income tax expense	21,017	3,167	5,533	814
Depreciation and amortization expense	7,245	1,092	22,374	3,292
EBITDA	(53,963)	(8,130)	(324,129)	(48,421)
Loss from asset devaluation (2)	36,683	5,527	230,359	34,124
Inventory write-down (3)	(2,733)	(412)	75,078	11,259
Bad debt expense (4)	71,565	10,783	23,940	3,546
Adjusted EBITDA	51,552	7,768	5,248	508

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization

(2) Non-cash write-down of fixed assets and land use rights for the second six months of fiscal 2017; non-cash write down of fixed assets for the second six months of fiscal 2016

(3) Non-cash inventory write-down

(4) Non-cash write-off of bad debt expense

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to Adjusted EBITDA (1)

Years ended December 31, 2017 and December 31, 2016

(all figures in 000's)

	2017		2016
	RMB	USD	RMB	USD
Net loss	(88,026)	(13,038)	(321,802)	(47,957)
Interest expense	213	32	84	13
Interest income	(32)	(5)	(1,791)	(269)
Income tax expense	9,741	1,443	5,581	832
Depreciation and amortization expense	15,514	2,298	44,951	6,740
EBITDA	(62,590)	(9,270)	(272,977)	(40,641)
Loss from asset devaluation (2)	36,683	5,433	230,359	34,329
Inventory write-down (reversal) (3)	(2,733)	(405)	75,078	11,259
Bad debt expense (4)	71,565	10,599	23,940	3,491
Adjusted EBITDA	42,925	6,357	56,400	8,438

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization

(2) Non-cash write-down of fixed assets and land use rights in fiscal 2017; non-cash write down of fixed assets in fiscal 2016

(3) Non-cash inventory write-down

(4) Non-cash write-off of bad debt expense.